CUSIP No. 15930P404	Page 1 of 9

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed

Pursuant To §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 2)

CHANTICLEER HOLDINGS, INC.

(Name of Issuer)

Common Stock (par value $0.0001 per share)

(Title of Class of Securities)

15930P404

(CUSIP Number)

October 21, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404	Page 2 of 9

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sandor Capital Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

669,466 (See Item 4)

7.	SOLE DISPOSITIVE POWER

0 (See Item 4)

8.	SHARED DISPOSITIVE POWER

669,466 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,466

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

12.	TYPE OF REPORTING PERSON

PN (See Item 4)

CUSIP No. 15930P404	Page 3 of 9

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sandor Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0 (See Item 4)

6.	SHARED VOTING POWER

669,466 (See Item 4)

7.	SOLE DISPOSITIVE POWER

0 (See Item 4)

8.	SHARED DISPOSITIVE POWER

669,466 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

669,466

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.4%

12.	TYPE OF REPORTING PERSON

PN (See Item 4)

CUSIP No. 15930P404	Page 4 of 9

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

John S. Lemak

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

128,342 (See Item 4)

6.	SHARED VOTING POWER

669,466 (See Item 4)

7.	SOLE DISPOSITIVE POWER

128,342 (See Item 4)

8.	SHARED DISPOSITIVE POWER

669,466 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

797,808

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.0%

12.	TYPE OF REPORTING PERSON

IN (See Item 4)

CUSIP No. 15930P404	Page 5 of 9

Item 1.(a).	Name of Issuer:

Chanticleer Holdings, Inc.

Item 1.(b).	Address of Issuer’s Principal Executive Offices:

7621 Little Avenue

Suite 414

Charlotte, NC 28226

Item 2.(a).	Names of Persons Filing:

This Amendment No. 2 to Schedule 13G is being filed on behalf of the following reporting persons (the “Reporting Persons”):

Sandor Capital Master Fund LP

Sandor Advisors, LLC

John S. Lemak

Item 2.(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is:

2828 Routh Street, Suite 500, Dallas, Texas 75201.

Item 2.(c).	Citizenship:

Sandor Capital Master Fund LP was organized in the state of Texas.

Sandor Advisors, LLC was organized in the state of Texas.

John S. Lemak is a citizen of the United States.

Item 2.(d).	Title of Class of Securities:

Common Stock ($0.0001 par value)

Item 2.(e).	CUSIP Number:

15930P404

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Sandor Capital Master Fund LP (“Sandor Capital”) is a private investment fund, and is the record holder of the following securities of Chanticleer Holdings, Inc. (“Issuer”): (i) 409,619 shares of the Issuer’s common stock; (ii) 174,772 warrants entitling it to purchase shares of the Issuer’s common stock for $2.00 per share (iii) 85,075 warrants to purchase shares of the Issuer’s common stock for $5.00 per share, expiring on June 21, 2017 (the “HOTRW Warrants”).

CUSIP No. 15930P404	Page 6 of 9

Sandor Advisors, LLC (“Sandor Advisors”), is the General Partner of Sandor Capital.

John S. Lemak is the Manager of Sandor Advisors. Mr. Lemak is the record holder of the following securities of Issuer: (i) 61,730 shares of the Issuer’s common stock; (ii) 24,830 warrants to purchase shares of the Issuer’s common stock for $5.50 per share (the “Class A Warrants”); and (iii) 24,830 warrants to purchase shares of the Issuer’s common stock for $7.00 per share (the “Class B Warrants”). The Class A Warrants and Class B Warrants expire on August 20, 2016.

This Amendment No. 2 to Schedule 13G is being filed to report the exercise of 174,772 warrants at an exercise price of $2.00 per share by Sandor Capital on October 21, 2014. Upon exercise of such warrants, Mr. Lemak received 174,772 shares of the Issuer’s common stock.

(a)          The Reporting Persons beneficially own 488,301 shares of the Issuer’s common stock.

(b)          The shares held constitute 6.1 % of the Issuer’s issued and outstanding common stock.

(c)          Sandor Capital and Sandor Advisors have shared voting power and shared dispositive power with respect to the 488,301 shares of Issuer common stock that are the subject of this filing. Mr. Lemak has sole voting power and dispositive power with respect to 61,730 shares of the Issuer’s common stock that are the subject of this filing, and shared voting power and shared dispositive power with respect to 409,619 shares of the Issuer’s common stock that are the subject of this filing.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 15930P404	Page 7 of 9

Item 10.	Certifications.

By signing below, I certain that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 15930P404	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 17, 2015.

SANDOR CAPITAL MASTER FUND

By:	Sandor Advisors, LLC,
its General Partner

	By:	/s/ John S. Lemak
	Name:	John S. Lemak
	Title:	Manager

SANDOR ADVISORS, LLC

	By:	/s/ John S. Lemak
	Name:	John S. Lemak
	Title:	Manager

JOHN S. LEMAK

/s/ John S. Lemak

CUSIP No. 15930P404	Page 9 of 9

EXHIBIT 1

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock of Chanticleer Holdings, Inc., a North Carolina corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 17, 2015.

SANDOR CAPITAL MASTER FUND

By:	Sandor Advisors, LLC

	By:	/s/ John S. Lemak
	Name:	John S. Lemak
	Title:	General Partner

SANDOR ADVISORS, LLC

	By:	/s/ John S. Lemak
	Name:	John S. Lemak
	Title:	Manager

JOHN S. LEMAK

/s/ John S. Lemak